                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 Consolidated Capital Institutional Properties/3
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                      (Name of Subject Company -- Issuer)

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                              ConCap Equities, Inc.
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                      (Names of Filing Persons -- Offerors)

                            Limited Partnership Units
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                           (Title of Class Securities)

                                      None
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                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29602
                                 (864) 239-1000
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee
                 TRANSACTION VALUATION*   AMOUNT OF FILING FEE
                 ----------------------   --------------------
                      $3,828,892.92             $450.66

* For purposes of calculating the fee only. This amount assumes the purchase of 167,933.90 units of limited partnership interest of the subject partnership for $22.80 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                              Filing Party:

Form or Registration No.:                            Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[ ]  issuer tender offer subject to Rule 13e-4

[X]  going-private transaction subject to Rule 13e-3

[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the "Schedule TO") relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/3, a California limited partnership (the "Partnership"), at a price of $22.80 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated December 14, 2004 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth under "SUMMARY TERM SHEET" in the Litigation Settlement Offer is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The information set forth under "The Litigation Settlement Offer -
Section 15. Certain Information Concerning Your Partnership" in the Litigation Settlement Offer is incorporated herein by reference. The Partnership's principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

         (b) This Schedule TO relates to the units of limited partnership interest of Consolidated Capital Institutional Properties/3, of which 383,028.80 units were issued and outstanding as of September 30, 2004.

         (c) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)-(c) This Schedule TO is being filed by Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and ConCap Equities, Inc., a Delaware corporation ("ConCap"). AIMCO-GP is the general partner of AIMCO OP and a wholly owned subsidiary of AIMCO. ConCap is the managing general partner of the Partnership and a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, and AIMCO OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO, AIMCO-GP and AIMCO OP is 4582 Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of ConCap is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

         The information set forth under "The Litigation Settlement Offer -
Section 10. Information Concerning Us and Certain of Our Affiliates" and Annex I of the Litigation Settlement Offer is incorporated herein by reference.

         During the last five years, none of AIMCO, AIMCO-GP, AIMCO OP or ConCap nor, to the best of their knowledge, any of the persons listed in Annex I to the Litigation Settlement Offer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Litigation Settlement Offer and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) and (b) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Prior Tender

Offers," "- Section 9. The Lawsuit and the Settlement," "- Section 11. Background and Reasons for the Offer" and "- Section 13. Conflicts of Interest and Transactions with Affiliates" in the Litigation Settlement Offer is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1)-(7) The information set forth under "The Litigation Settlement Offer - Section 7. Effects of the Offer," "- Section 9. The Lawsuit and the Settlement," "- Section 11. Background and Reasons for the Offer" and "-
Section 14. Future Plans of the Purchaser" in the Litigation Settlement Offer is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth under "The Litigation Settlement Offer - Section 9. The Lawsuit and the Settlement - The Settlement of the Nuanes and Heller Complaints," "- Section 17. Source of Funds" and "-
Section 21. Fees and Expenses" in the Litigation Settlement Offer is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth under "The Litigation Settlement Offer -
Section 15. Certain Information Concerning Your Partnership - Beneficial Ownership of Interests in Your Partnership" in the Litigation Settlement Offer is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth under "The Litigation Settlement Offer -
Section 20. Certain Legal Matters" in the Litigation Settlement Offer is incorporated herein by reference.

         (b) The information set forth in the Litigation Settlement Offer and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)(1)   Litigation Settlement Offer dated December 14, 2004.

         (a)(2)   Letter of Transmittal and related Instructions.

         (a)(3) Letter from AIMCO OP to the Limited Partners of Consolidated Capital Institutional Properties/3.

         (b) Fourth Amended and Restated Credit Agreement among AIMCO, AIMCO OP, AIMCO/Bethesda Holdings, Inc., and NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National Bank, and the other financial institutions party thereto, dated as of March 11, 2002 (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

         (c)(1) Appraisal of Cedar Rim Apartments. (Exhibit (c)(1) to AIMCO OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

         (c)(2) Appraisal of Hidden Cove. (Exhibit (c)(2) to AIMCO OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

         (c)(3) Appraisal of Lamplighter Park. (Exhibit (c)(3) to AIMCO OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

         (c)(4) Appraisal of Park Capitol. (Exhibit (c)(4) to AIMCO OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

         (c)(5) Appraisal of Sandpiper. (Exhibit (c)(5) to AIMCO OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

         (c)(6) Appraisal of Tamarac Village. (Exhibit (c)(6) to AIMCO OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

         (c)(7) Appraisal of Williamsburg Manor. (Exhibit (c)(7) to AIMCO OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

         (g)      None.

         (h)      None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         ITEM 2. SUBJECT COMPANY INFORMATION.

                  (d) The information set forth under "The Litigation Settlement Offer - Section 15. Certain Information Concerning Your Partnership - Distributions" in the Litigation Settlement Offer is incorporated herein by reference.

                  (e) Not applicable.

                  (f) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Prior Tender Offers" in the Litigation Settlement Offer is incorporated herein by reference.

         ITEM 4. TERMS OF THE TRANSACTION.

                  (c) The information set forth under "The Litigation Settlement Offer - Section 11. Background and Reasons for the Offer" and "-
         Section 9. The Lawsuit and the Settlement" of the Litigation Settlement Offer is incorporated herein by reference.

                  (d)-(e) The information set forth under "The Litigation Settlement Offer - Section 18. Dissenters' Rights" in the Litigation Settlement Offer is incorporated herein by reference.

                  (f) Not applicable.

         ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (c) The information set forth under "The Litigation Settlement Offer - Section 11. Background and Reasons for the Offer" and "-
         Section 9. The Lawsuit and the Settlement" in the Litigation Settlement Offer is incorporated herein by reference.

                  (e) Not applicable.

         ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  (b) See Item 6 of the Schedule TO.

                  (c)(8) The information set forth under "The Litigation Settlement Offer - Section 7. Effects of the Offer" of the Litigation Settlement Offer is incorporated herein by reference

         ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

                  (a) The information set forth under "The Litigation Settlement Offer - Section 9. The Lawsuit and the Settlement - The Settlement of the Nuanes and Heller Complaints" and "- Section 11. Background and Reasons for the Offer - Settlement of Class Action" in the Litigation Settlement Offer is incorporated herein by reference.

                  (b) The information set forth under "The Litigation Settlement Offer - Section 9. The Lawsuit and the Settlement - The Settlement of the Nuanes and Heller Complaints," "- Section 11. Background and Reasons for the Offer - Alternatives Considered by Your General Partner" and "- Section 11. Background and Reasons for the Offer - Alternative Transactions Considered by Us" in the Litigation Settlement Offer is incorporated herein by reference.

                  (c) The information set forth under "The Litigation Settlement Offer - Section 11. Background and Reasons for the Offer" of the Litigation Settlement Offer is incorporated herein by reference.

                  (d) The information set forth under "The Litigation Settlement Offer - Section 6. Material Federal Income Tax Matters" and "- Section
         7. Effects of the Offer" of the Litigation Settlement Offer is incorporated herein by reference.

         ITEM 8. FAIRNESS OF THE TRANSACTION.

                  (a)-(f) The information set forth under "The Litigation Settlement Offer - Section 12. Position of the General Partner of Your Partnership with Respect to the Offer" of the Litigation Settlement Offer is incorporated herein by reference.

         ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  (a) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" and "- Section 12. Position of the General Partner of Your Partnership with Respect to the Offer" of the Litigation Settlement Offer is incorporated herein by reference.

                  (b) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal" of the Litigation Settlement Offer is incorporated herein by reference.

                  (c) The information set forth under "The Litigation Settlement Offer - Section 8. Valuation of Units - Estimated Liquidation Proceeds Based on Independent Appraisal - Availability of Appraisal Reports" of the Litigation Settlement Offer is incorporated herein by reference.

         ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (c) See Item 7 of the Schedule TO.

         ITEM 12. THE SOLICITATION OR RECOMMENDATION.

                  (d)-(e) The information set forth under "The Litigation Settlement Offer - Section 12. Position of the General Partner of Your Partnership with Respect to the Offer" of the Litigation Settlement Offer is incorporated herein by reference.

         ITEM 13. FINANCIAL STATEMENTS.

                  The information set forth under "The Litigation Settlement Offer - Section 15. Certain Information Concerning Your Partnership" of the Litigation Settlement Offer and Item 7 of Part II of the Partnership's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003 and Item 1 of Part I of the Partnership's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 are incorporated herein by reference.

         ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (b) Not applicable.

         ITEM 15. ADDITIONAL INFORMATION.

                  (b) The information set forth under the Litigation Settlement Offer and the related Letter of Transmittal is incorporated herein by reference.

         ITEM 16. EXHIBITS.

                  (f) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2004

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 Its General Partner

                                             By: /s/ Martha L. Long
                                                 -------------------------------
                                                    Martha L. Long
                                                    Senior Vice President


                                             APARTMENT INVESTMENT AND
                                             MANAGEMENT COMPANY

                                             By: /s/ Martha L. Long
                                                 -------------------------------
                                                    Martha L. Long
                                                    Senior Vice President


                                             AIMCO-GP, INC.

                                             By: /s/ Martha L. Long
                                                 -------------------------------
                                                    Martha L. Long
                                                    Senior Vice President


                                             CONCAP EQUITIES, INC.

                                             By: /s/ Martha L. Long
                                                 -------------------------------
                                                    Martha L. Long
                                                    Senior Vice President

                                  EXHIBIT INDEX

             EXHIBIT NO.                       DESCRIPTION
             -----------                       -----------

                  (a)(1)   Litigation Settlement Offer dated December 14, 2004

                  (a)(2)   Letter of Transmittal and related Instructions.

                  (a)(3)   Letter from AIMCO OP to the Limited Partners of
                           Consolidated Capital Institutional Properties/3.

                  (c)(1)   Appraisal of Cedar Rim Apartments. (Exhibit (c)(1) to
                           AIMCO OP's Schedule TO, filed with the Securities and
                           Exchange Commission on December 9, 2003, is incorporated herein by reference.)

                  (c)(2)   Appraisal of Hidden Cove. (Exhibit (c)(2) to AIMCO
                           OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

                  (c)(3)   Appraisal of Lamplighter Park. (Exhibit (c)(3) to
                           AIMCO OP's Schedule TO, filed with the Securities and
                           Exchange Commission on December 9, 2003, is incorporated herein by reference.)

                  (c)(4)   Appraisal of Park Capitol. (Exhibit (c)(4) to AIMCO
                           OP's Schedule TO, filed with the Securities and Exchange Commission on December 9, 2003, is incorporated herein by reference.)

                  (c)(5)   Appraisal of Sandpiper. (Exhibit (c)(5) to AIMCO OP's
                           Schedule TO, filed with the Securities and Exchange
                           Commission on December 9, 2003, is incorporated herein by reference.)

                  (c)(6)   Appraisal of Tamarac Village. (Exhibit (c)(6) to
                           AIMCO OP's Schedule TO, filed with the Securities and
                           Exchange Commission on December 9, 2003, is incorporated herein by reference.)

                  (c)(7)   Appraisal of Williamsburg Manor. (Exhibit (c)(7) to
                           AIMCO OP's Schedule TO, filed with the Securities and
                           Exchange Commission on December 9, 2003, is incorporated herein by reference.)